Filed by AirGate PCS, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12(b) of the Securities Exchange Act of 1934
Subject Company: AirGate PCS, Inc.
Commission File No. 027455

[Letter to Employees of AirGate PCS, Inc. and Employee Questions and Answers]

[AirGate Letterhead]

TO:	All AirGate Employees

FROM:	Thomas M. Dougherty

DATE:	December 8, 2004

RE:	Acquisition of AirGate by Alamosa Holdings, Inc.

This morning, we issued a joint press release announcing an agreement for Alamosa Holdings, Inc. to acquire AirGate PCS, Inc. through a merger. Our Board of Directors approved the agreement, which is subject to regulatory approval and approval by our stockholders and those of Alamosa. We must receive those approvals before we close the deal. We expect the deal to close in the Spring of 2005. This acquisition will combine the talent, resources, assets and population coverage of our two companies to create an even stronger and more effective wireless PCS provider.

Because of your hard work, AirGate on its own has made noteworthy progress. Today, we are more focused and competitive thanks to you. Due in large part to your continued contributions, we could continue to operate on our own in the wireless PCS industry. However, we believe this merger represents the best long-term value to AirGate stockholders and to the majority of employees of both companies.

I know that many of you will be surprised by this news. I can assure you that it is in the best interest of our stockholders. I expect that many AirGate stockholders and employees will find that this larger, more diversified company will present new opportunities, and the result will be a much stronger company that will be better positioned for future growth in our highly competitive industry.

Alamosa, when combined with AirGate, will be the largest Sprint PCS Affiliate in the United States based on revenues and covered POPs. For those of you who wish to do more research, Alamosa is headquartered in Lubbock, Texas and trades on the NASDAQ National Market under the symbol APCS.

I also know that you have many questions, but at this point, we honestly don’t have all the answers. We have many details which we must work out. I appreciate your patience as we move through this period. We are committed to keeping you informed during this process and will provide additional information to you as soon as it becomes available.

In the interim, we will try to answer as many of your questions as possible. I have attached to this letter a set of questions and answers of certain questions you may have. In addition, I am meeting with AirGate senior management today to discuss our next steps. In the next week or so, senior members of the corporate team will join me as we visit with many of you and discuss how to ensure a smooth and successful transition.

Finally, this transaction is expected to generate a significant amount of media interest. I would also like to remind you that you should immediately forward any media inquiries to Kurt Abkemeier at 404-832-3742.

Answers to Your Questions on the Proposed Alamosa/AirGate Merger

     We know that employees have many questions regarding the merger of Alamosa and AirGate. While we are still finalizing many details, we will do our best to answer your questions on a timely basis. Following is a first round of employee Q&A. Watch for more updates as information becomes available.

What are the details of this transaction?

What’s happening?

Alamosa Holdings, Inc. and AirGate PCS, Inc. have signed a definitive merger agreement that provides for the merger of AirGate with a subsidiary of Alamosa. After the merger, AirGate will become a wholly-owned subsidiary of Alamosa.

Who is Alamosa?

Alamosa, located in Lubbock, Texas, is a PCS Affiliate of Sprint and, like AirGate, it has the exclusive right to provide wireless mobility communications services under the Sprint brand name in its licensed territory. At September 30, 2004, Alamosa had total licensed POPs of over 15.8 million, covered POPs of approximately 12.3 million and total subscribers of approximately 866,000.

How will the new corporation stand in comparison to our competitors?

After completion of the transaction, the combined company will be the nation’s largest Sprint PCS Affiliate based on revenues and covered POPs.

Why are we doing this?

We believe that AirGate’s business is stronger than ever and it could continue to operate on its own. However, we believe that this merger represents the best long-term value to AirGate stockholders and to the majority of the employees of both companies.

What will happen to AirGate’s employees?

The merger will not directly affect the majority of AirGate’s employees. However, as we gather more information about the business combination, we will be in communication with you regarding the specifics of the transaction.

When do you expect to complete the merger?

We expect to complete the merger in the Spring of 2005, pending, among other things, regulatory approval and approval by AirGate’s and Alamosa’s stockholders.

What will AirGate stockholders receive for their AirGate shares?

AirGate stockholders will have the right to elect to receive (i) 2.87 shares of Alamosa common stock or (ii) cash equal to the average of Alamosa’s common stock price for the 10 trading days immediately prior to the merger times 2.87, up to an aggregate for all AirGate stockholders of $100 million. If AirGate stockholders elect to receive, in the aggregate, more than $100 million of cash in the merger, then the cash electing holders will be prorated so that they will receive part of their merger consideration in Alamosa common stock and part in cash.

What changes are going to happen to the business?

How do I respond to customers’ questions regarding the merger?

Sprint customers will not be affected and we believe that the merger will ultimately benefit customers by providing the combined company with greater financial strength and negotiating abilities.

Will the merger affect the wireless PCS service I currently have?

No. No changes will occur in the service currently provided to AirGate’s customers.

How will the planned merger affect our vendors?

Key suppliers may see improvement in the breadth of distribution of their products as the combined company will look for opportunities to share key brands and merchandise. Prior to the completion of the merger, AirGate will continue to utilize primarily Lucent network equipment.

How does this affect my benefits?

What impact will this merger have on my health and welfare benefits?

There is no immediate impact on health and welfare benefits. Information will be provided regarding any changes to your benefits as information is made available and at the appropriate time in the future.

How will the merger affect my stock options, bonus, 401(k) plan and my other compensation benefits?

Information will be provided regarding any changes to your compensation as information is made available and at the appropriate time in the future.

If I have questions about the merger, to whom should I speak?

Your manager will be able to provide answers to many of your questions.

*******

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (1) statements about the benefits of the proposed merger between Alamosa Holdings, Inc. (“Alamosa”) and AirGate PCS, Inc. (“AirGate”), including future financial and operating results; (2) statements with respect to Alamosa’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “projects” and similar expressions. Such statements are based upon the current beliefs and expectations of Alamosa’s and AirGate’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the businesses of Alamosa and AirGate may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the Alamosa/AirGate transaction may not be fully realized or realized within the expected time frame; (3) the failure of AirGate and Alamosa stockholders to approve the merger and/or the failure to obtain approvals from regulators or other groups; (4) disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; (5) Alamosa’s and AirGate’s dependence on their affiliation with Sprint; (6) shifts in populations or network focus; (7) changes or advances in technology; (8) changes in Sprint’s national service plans or fee structure with Alamosa or AirGate; (9) change in population; (10) difficulties in network construction; (11) increased competition in Alamosa’s and AirGate’s markets; and (12) adverse changes in financial position, condition or results of operations. Additional factors that could cause Alamosa’s and AirGate’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K and in the Quarterly Reports on Form 10-Q of Alamosa and AirGate filed with the Securities and Exchange Commission (the “Commission”) and available at the Commission’s internet site (http://www.sec.gov). The forward-looking statements in this document speak only as of the date of the document, and Alamosa and AirGate assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Alamosa and AirGate, without charge, at the Securities and Exchange Commission’s internet site

(http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained without charge, when they become available, by directing a request to Alamosa Holdings, Inc., 5225 S. Loop 289, Lubbock, Texas 79424, Attention: Jon Drake (806-722-1100); or AirGate PCS, Inc., Harris Tower, 233 Peachtree Street, N.E. Suite 1700, Atlanta, Georgia 30303, Attention: Bill Loughman (404-525-7272).

The respective directors and executive officers of Alamosa and AirGate and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Alamosa’s directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by Alamosa on April 23, 2004, and information regarding AirGate’s directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by AirGate on March 5, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

*******